Exhibit 99.1

AirNet Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, March 14, 2024 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it received a notification letter (the “Notification Letter on Compliance”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on March 13, 2024, indicating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

As previously announced, on November 27, 2023, the Nasdaq notified the Company of its non-compliance with the Nasdaq’s minimum bid price requirement because, as of November 24, 2023, the Company’s closing bid price per American depositary share (“ADS”) was less than US$1.00 per ADS over the previous 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until May 28, 2024, to regain compliance with Nasdaq’s minimum bid price requirement.

According to the Notification Letter on Compliance, the staff of Nasdaq has determined that for the last 10 consecutive business days, from February 28 through March 12, 2024, the closing bid price of the Company’s ADSs had been at $1.00 per ADS or greater, and the Company has regained compliance with Rule 5550(a)(2) of the Nasdaq Listing Rules.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com